Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

State the full name and address of the company and the address of its principal office in Canada.

Eurozinc Mining Corporation (“EuroZinc”)

1601 - 543 Granville Street

Vancouver, BC  V6C 1X8
Telephone:  (604) 681-1337

Item 2:

Date of Material Change

July 4, 2005

Item 3:

News Release

The News Release was disseminated on July 4, 2005 to the TSX Venture Exchange as well as through various other approved public media and was SEDAR filed with the British Columbia, and Alberta Securities Commissions.

Item 4:

Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Alvin W. Jackson has resigned from his positions in EuroZinc as President, Chief Operating Officer and Director of the Company.

Item 5:

Full Description of Material Change

EuroZinc Mining Corporation announced today that Alvin W. Jackson has resigned as of this date from his positions as President, Chief Operating Officer and Director of the Company to pursue other opportunities.  On behalf of the Board of Directors, J. Edward (Ted) Fletcher, Chairman of the Company, and Colin K. Benner, Vice-Chairman and Chief Executive Officer, expressed their appreciation to Mr. Jackson for his service to EuroZinc and wished him every success in his future endeavours.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:

Omitted Information

Not applicable

Item 8:

Executive Officers

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Ron Ewing

1601 - 543 Granville Street

Vancouver, BC  V6C 1X8

Phone: (604) 681-1337

Item 9:

Date of Report

DATED at Vancouver, British Columbia, this 4th day of July, 2005.